Simpson Thacher & Bartlett LLP
900 G STREET, NW WASHINGTON, D.C. 20001

TELEPHONE: FACSIMILE: +1-202-636-5502

Direct Dial Number +1-202-636-5806	E-mail Address ryan.brizek@stblaw.com

VIA EDGAR

August 11, 2022

Re:	AQR Funds Securities Act File No. 333-153445 Investment Company Act File No. 81-22235 Post-Effective Amendment No. 144

Ms. Samantha Brutlag

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Brutlag:

On behalf of the AQR Managed Futures Strategy Fund and AQR Managed Futures Strategy HV Fund (each, a “Fund” and together, the “Funds”), each a series of AQR Funds (the “Trust”), we transmit for filing the Funds’ responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Monday, July 18, 2022, regarding Post-Effective Amendment No. 144 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed with the Commission on June 3, 2022, the effectiveness of which was delayed until August 19, 2022 by Post-Effective Amendment No. 145 to the Registration Statement filed with the Commission on July 29, 2022. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

Comment 1	Please file a redline with all future filings. Please send a redline via email to the Staff as well.

Response	The Funds will file a redline with all future filings to the extent the redline can be filed confidentially and will send a redline to the Staff via email.

Comment 2	Principal Investment Strategies. It appears that investing in equities and common stock is new to the Funds’ strategies, please specify capitalization ranges and add capitalization risk, if needed.

Response	The Funds have invested in derivatives that provide exposure to equities, including common stock, since their respective inception dates. The Funds’

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equity exposures, which are only a subset of each Fund’s overall portfolio, are not limited by market capitalization. Each Fund has added disclosure to its prospectus indicating that it may have exposure to equity securities of companies of any market capitalization. The SAI identifies “Mid-Cap Securities Risk” on page 33 of the Statement of Additional Information (“SAI”) and “Small-Cap Securities Risk” on page 37 of the SAI as being potential risks of investing in each Fund. Given each Fund’s exposure to investments in multiple asset classes, and the fact that these categories of equity securities are a subset within the equities asset class, neither Fund deems it necessary to add either risk factor to its Summary Prospectus.

Comment 3	Principal Risks of Investing in the Fund. Please add a volatility futures risk. Please explain what volatility futures are in the risk factor.

Response	Each Fund has added disclosure on the risks of volatility futures to the Risk Factors section in its Summary Prospectuses.

Comment 4	Virtual Currency Futures. Please remove references to all virtual currency futures other than bitcoin futures. The Staff expects that the Funds’ exposure to bitcoin will be limited to futures that trade on a U.S.-registered exchange. Please revise the Funds’ disclosure to clarify that the bitcoin futures referenced are limited to those traded on the Chicago Mercantile Exchange (“CME”). Please supplementally inform the Staff how much exposure the Funds expect to seek in CME bitcoin futures.

Response	The Funds have updated all references from “virtual currency” futures or derivatives to “bitcoin futures.” The Funds have also added disclosure to their SAI that the bitcoin futures references are limited to those traded on the CME. Given the various futures exposures for each Fund, bitcoin will only be one out of many reference assets underlying the futures contracts in which each Fund invests. However, the Funds do not have a set exposure limit in bitcoin futures nor are they seeking to provide specific amounts of bitcoin futures exposure. The amount of bitcoin exposure each Fund has will depend on a variety of market and other factors, and may be long or short depending on market conditions. Each Fund confirms that it will not concentrate in bitcoin within the meaning of the 1940 Act.

Comment 5	Please supplementally inform the Staff whether the Funds have a plan to limit their size to ensure that they can meet liquidity demands or that they do not plan to become so large as to require more liquidity to meet potential redemptions than the market can provide, given that market liquidity and capacity constraints based on CME-imposed position limits remain an area of focus for the Staff.

Response	Each Fund does not currently anticipate that the liquidity of bitcoin futures contracts will have a negative impact on the ability of the Fund to achieve its investment objective or meet redemption requests. Like other futures contracts that the Funds invest in, investing in bitcoin futures carries certain risks that could impact the Funds’ ability to meet redemption requests.

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Securities and Exchange Commission		August 11, 2022

However, the Fund already has policies in place to seek to ensure that liquidity demands can be met.

Comment 6	Please address in the Summary Prospectus the impact of high margins on bitcoin futures contracts on the Funds’ ability to achieve their targeted exposure.

Response

The Funds direct the Staff’s attention to the “Bitcoin Futures Risk” on pages 7 and 15 of each Funds’ Summary Prospectus and the paragraph that states:

The initial margin for bitcoin futures are set by the exchange as a percentage of the value of the contract and may be up to 100% of the value of the contract. Futures commission merchants (“FCMs”) may also impose margin rates that are higher than those imposed by the exchanges, once again up to 100% of the value of the contract. The volatility in the prices of the underlying virtual currency therefore can lead to significant and sudden increases in margin requirements. Further, FCMs may restrict trading in virtual currency derivatives and the exchanges on which the bitcoin futures are traded may, with little or no warning, impose trading halts. Any such restrictions or halts would restrict the Adviser’s ability to exit a bitcoin futures position during a period of increased volatility.

Comment 7	Please discuss in the Summary Prospectus the impact of CME position limits and accountability levels of bitcoin futures contracts on the Funds’ ability to pursue their investment strategies and any implications for the Funds’ ability to meet the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules promulgated thereunder.

Response	The Funds do not believe the CME position limits or accountability levels of bitcoin futures contracts will have any unique implications for the Fund’s ability to pursue its investment strategies or to meet the requirements of the 1940 Act and the rules thereunder. The Funds already include disclosure on the risks of speculative position limits in the Statutory Prospectus and SAI.

Comment 8	Please disclose any unique rollover risks associated with bitcoin futures and include such disclosure in the Summary Prospectus.

Response	The Funds believe that rollover risks are not unique to bitcoin futures contracts and that such risks are consistent with the rollover risks of other commodities futures contracts, for example. As a cash-settled instrument, in the unlikely event that the Fund is unable to roll over held contracts the fund can hold the contract to expiry. The Funds’ SAI has been updated to discuss rollover risks in greater detail.

Comment 9	Please discuss in the Summary Prospectus the potential differences between returns based on the price of bitcoin versus bitcoin futures. For example, please discuss potential differences due to divergence in prices or potential costs associated with futures investing, if applicable.

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Ms. Samantha Brutlag	- 4 -
Securities and Exchange Commission		August 11, 2022

Response

The Funds have added the following language to the “Bitcoin Futures Risk” on pages 7 and 15 of each Funds’ Summary Prospectus:

The price of bitcoin futures contracts is based on a number of factors, including the supply of and the demand for bitcoin futures contracts. Market conditions and expectations, position limits, collateral requirements, and other factors each can impact the supply of and demand for bitcoin futures contracts. Typically, demand paired with supply constraints and other factors have caused bitcoin futures to trade at a premium to a “spot” price of bitcoin. Additional demand, including demand resulting from the purchase, or anticipated purchase, of futures contracts by the Fund or other entities may increase that premium, perhaps significantly. It is not possible to predict whether or how long such conditions will continue. To the extent the Fund sells futures contracts at a premium and the premium increases, the value of an investment in the Fund also should be expected to decline.

Comment 10	Long Bitcoin Futures. Please describe how you would expect the Funds to perform during significant market downturns, such as those occurring on May 19, 2021 and September 7, 2021. Please also describe the impact on the Funds’ operations.

Response	The Funds’ operations during significant market downturns, such as those occurring on May 19, 2021 and September 7, 2021, would be minimally impacted. The volatility the Funds currently intend to allocate to bitcoin futures positions is minimal in the context of the volatility in the Funds’ entire portfolios. This leads the impact of significant market downturns in any one reference asset to tend to be small on the Funds as a whole.

Comment 11	Short Bitcoin Futures. Please describe how you would expect the Funds to perform during significant daily upturns in the price of bitcoin and bitcoin futures such as October 15, 2019. Please also describe the impact on the Funds’ operations.

Response	The Funds’ operations during significant market downturns, such as those occurring on October 15, 2019, would be minimally impacted. The volatility the Funds currently intend to allocate to bitcoin futures positions is very minimal in the context of the volatility in the Funds’ entire portfolios. This leads the impact of significant market upturns in any one reference asset to tend to be small on the Funds as a whole.

Comment 12	Please explain the Funds’ strategies with respect to the rollover of bitcoin futures contracts, including contract month, that the Funds plan to invest in and generally how and when the Funds expect to roll the contract. If the Funds cannot provide disclosure, please supplementally explain.

Response	The Funds’ direct the Staff’s attention to page 39 of the SAI, the second paragraph under “Bitcoin Futures,” which states:

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The market for bitcoin futures may be less developed, and potentially less liquid and more volatile, than more established futures markets. Exchange-specified collateral for bitcoin futures is substantially higher than for most other futures contracts, and collateral may be set as a percentage of the value of the contract, which means that collateral requirements for long positions can increase if the price of the contract rises. While the bitcoin futures market has grown substantially since the futures commenced trading, there can be no assurance that it will continue to grow. This may increase the chance that a Fund will experience increased trading costs when it sells bitcoin futures that are near expiration and purchases bitcoin futures that are further from expiration (a process known as “rolling”).

Comment 13

Please ensure that all of the following elements are included in the Funds’ bitcoin risk disclosure:

•   Volatility and potential for loss

•   Lack of regulation of the underlying market

•   51% attack

•   Bitcoin Whales potential for concentrated ownership

•   Impact of forks

•   Theft and hacking

Response

The Funds believe that the current disclosure currently addresses volatility and potential for loss and lack of regulation of the underlying market in the “Bitcoin Futures Risk.” The Funds have added the following paragraph to the risk factor in the Statutory Prospectus to address the additional elements:

Bitcoin is a relatively new financial innovation and the market for bitcoin futures is subject to rapid price swings, changes and uncertainty. The further development of the network involved in maintaining the ledger of bitcoin ownership and the acceptance and use of bitcoin are subject to a variety of factors that are difficult to evaluate. The slowing, stopping or reversing of the development of the Bitcoin Network or the acceptance of bitcoin may adversely affect the price of bitcoin. The Bitcoin Network is a peer-to-peer payment network that operates on a cryptographic protocol. Bitcoin is subject to the risk of fraud, theft, manipulation or security failures, operational or other problems that impact bitcoin trading venues. Specifically, the nature of the assets held at bitcoin trading venues make them appealing targets for hackers and a number of bitcoin trading venues have been victims of cybercrimes and other fraudulent activity. Additionally, if one or a coordinated group of miners were to gain control of 51% of the Bitcoin Network, they would have the ability to manipulate transactions, halt payments and fraudulently obtain bitcoin. A significant portion of bitcoin is held by a small number of

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holders sometimes referred to as “whales”. These holders have the ability to manipulate the price of bitcoin. Unlike the exchanges for more traditional assets, such as equity securities and futures contracts, bitcoin and bitcoin trading venues are largely unregulated. As a result of the lack of regulation, individuals or groups may engage in fraud or market manipulation and investors may be more exposed to the risk of theft, fraud and market manipulation than when investing in more traditional asset classes. Legal or regulatory changes may negatively impact the operation of the Bitcoin Network or restrict the use of bitcoin. The realization of any of these risks could result in a decline in the acceptance of bitcoin and consequently a reduction in the value of bitcoin, bitcoin futures, and the Fund. Finally, the creation of a “fork” may result in significant and unexpected declines in the value of bitcoin, bitcoin futures, and the Fund. A fork occurs when some users and miners adopt a change while others do not and that change is not compatible with the existing software. This results in the creation of new separate digital assets. Forks can adversely affect the price and liquidity of bitcoin, and therefore, the value of an investment in the Fund.

Comment 14	Please supplementally discuss how the Fund would value its bitcoin futures positions if the CME halted the trading of bitcoin futures due to price limits or otherwise.

Response

In accordance with the Trust’s Valuation Policy, futures contracts are generally valued at their last sale price or settlement price prior to the time at which the net asset value per share of each Fund is determined and are typically categorized as Level 1 in the ASC 820 fair value hierarchy.

When the Trust determines that the market price of a security is not readily available or deemed unreliable (e.g., an approved pricing service does not provide a price, a furnished price is in error, certain stale prices, or an event occurs that materially affects the furnished price), the Trust may in good faith establish a fair value for that security in accordance with procedures established by and under the general supervision and responsibility of the Trust’s Board of Trustees.

With respect to a bitcoin future specifically, the Trust would generally use the market approach to fair value a bitcoin future in instances where the CME halted trading due to price limits or otherwise. The market approach may include valuation techniques that use prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities or group of assets and liabilities.

The Trust’s Valuation Committee would continue to consider the principal and most advantageous market for these future positions, the Funds’ ability to access and effectively trade in the market, and the Fund’s ability to identify a transactable exit price.

Additionally, the Trust’s Valuation Committee would consider the specific facts and circumstances surrounding the halt as well as other factors relating

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to the bitcoin underlier and related bitcoin markets to assess whether there may have been a material change in the value of the future between the time of the trading halt/suspension and the last published price.

As a result, the Trust may consider whether some combination of the following fair valuation techniques is warranted and appropriate:

•   Continuing to use the last traded / settlement price published by the CME;

•   Modeling a fair valuation using a relevant comparable bitcoin proxy such as an ETF, index, reference rate, future, option or other security type where there is an active market and historic data supports a reasonable correlation to the bitcoin future; and

•   Some other type of liquidity discount assessed in accordance with the Trust’s Valuation Policy.

The Trust’s Valuation Policy may be updated over time.

Comment 15	The Staff expects that all funds seeking exposure to bitcoin futures will ensure their Code of Ethics applies to both bitcoin and bitcoin futures and must require preclearance of transactions of bitcoin and bitcoin futures by the Funds and Funds’ Adviser access persons. Please confirm that the Code of Ethics applies to both bitcoin and bitcoin futures.

Response	The Funds confirm that the Adviser’s code of ethics currently provides that employees (and their household members, as defined under the policy) are prohibited from engaging in futures and options on cryptocurrencies. The Funds also confirm that the Trust will amend its code of ethics at a future Board meeting to ensure that similar prohibitions on cryptocurrency futures are applied. The Funds respectfully submit that since the Funds do not trade spot bitcoin, these codes of ethics will not be amended to apply to spot bitcoin. Under the Adviser’s code of ethics, the trading of spot bitcoin and other cryptocurrencies currently is permitted, but may be subject to additional review and restrictions by the Adviser’s compliance department. Employees of the Adviser (and their household members, as defined under the policy) currently are prohibited from participating in or fundraising for any initial token offerings, including but not limited to an initial coin offering (ICO), security token offering (STO), initial exchange offering (IEO), or initial dex offering (IDO).

Comment 16	Please supplementally outline the Funds’ plan for coming into compliance with the derivatives risk management rule including preliminary overview of key elements of the expected derivatives risk management program and anticipated use of a relative VaR test (including anticipated designated index) or absolute VaR test. If using relative VaR, please identify the specific index.

Response	The Funds intend to update their current derivatives risk management process with a derivatives risk management program that will be implemented in accordance with the requirements of Rule 18f-4 by the

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compliance date of August 19, 2022. The Funds’ disclosures regarding Rule 18f-4 have been updated accordingly. Given the Adviser’s historic focus on derivatives risk management, the requirements of Rule 18f-4 are not novel for the Adviser’s risk management department. The Adviser currently monitors similar metrics under its existing derivatives risk management process, and has supplemented that process to ensure it includes all technical aspects of Rule 18f-4’s requirements. Each of the Funds confirms it will use an absolute VaR test for the purposes of its derivatives risk management program under Rule 18f-4.

Comment 17	Please change references from “virtual currency” to “bitcoin.”

Response	The Funds have updated references from “virtual currency” to “bitcoin” as requested.

Comment 18	Please disclose whether the Subsidiary complies with provisions related to affiliated transactions and custody. Please also identify the custodian of the Subsidiary.

Response	Each Fund confirms that the Subsidiary will comply with the requirements of Section 17 relating to affiliated transactions and custody. The Principal Investment Strategies section of each Fund’s prospectus states that to the extent applicable to the investment activities of the Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund. These include policies and procedures related to the requirements of Section 17. The custodian for the Subsidiary is disclosed in the “Investment Advisory and Other Services – Custodian” subsection of the SAI.

Comment 19	Please confirm to the Staff that the Funds will not be engaging in bitcoin related swaps.

Response	The Funds confirm that they will not be engaging in bitcoin related swaps. The Funds reserve the right to amend the prospectus in the future should the Staff change its position.

Comment 20	The Staff notes that the Funds’ risk disclosure indicates that the Funds are non-diversified. If the Funds are non-diversified, please disclose this in each Fund’s principal investment strategy.

Response	The Funds believe the current disclosure is consistent with Item 4(b)(iv) of Form N-1A. Item 4(b)(iv), relating to Principal Risks of Investing in the Fund, states the following: “if applicable, state that the Fund is non-diversified, describe the effect of non-diversification (e.g., disclose that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer), and summarize the risks of investing in a non-diversified fund.” The Registrant believes the discussion of “Non-Diversification Status Risk” in the “Principal Risks of Investing in the Fund” section addresses Item 4(b)(iv). The Registrant believes that if non-diversification were required to be disclosed in “The Fund’s Principal Investment Strategy” section, it would be addressed in Item 4(a) of Form N-1A relating to Principal Investment Strategies of the Fund.

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Securities and Exchange Commission		August 11, 2022

Comment 21	The Staff notes that the Funds’ disclosure in virtual currency derivatives risk should be tailored to bitcoin and should include specific references to the factors described in Comment 13.

Response	The Funds have updated their disclosure as requested. Please see the response to Comment 13 above.

Comment 22	Please confirm supplementally whether the Funds have designated a futures commission merchant (“FCM”) specifically for bitcoin futures. If so, please identify who that FCM is.

Response	The Funds will use certain of their current FCMs for bitcoin futures. The Funds have verbally confirmed the identities of these FCMs to the Staff.

Comment 23	With respect to the AQR Managed Futures Strategy HV Fund, please clarify whether “HV” stands for “higher volatility.” Please confirm that the Fund is not pursuing a leveraged investment strategy.

Response	As stated in the prospectus, “HV” in AQR Managed Futures Strategy HV Fund stands for higher volatility. The Fund’s use of futures contracts, forward contracts, swaps and certain other instruments will have the economic effect of financial leverage. However, the Fund confirms it is not a fund that seeks, directly or indirectly, to provide investment returns that correspond to the performance of a market index or other reference index by a specified multiple.

Comment 24	Please update the Funds’ Rule 18f-4 disclosure in light of the pending compliance date.

Response	The requested change has been made.

Statement of Additional Information

Comment 25	Please confirm to the Staff that the Funds’ concentration policy applies to bitcoin and bitcoin futures.

Response	Each Fund confirms that it will incorporate bitcoin futures positions into its industry concentration testing.

Comment 26	Please note that a Fund and its Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining if the fund is in compliance with its concentration policy. Please add the following parenthetical “(except that the fund will consider investments of an investment company in its underlying companies)” to the Funds’ disclosure.

Response	The Funds’ SAI disclosure currently states “With respect to the fundamental policy relating to the concentration of investments set forth in (3) above, a Fund intends (i) to include the Fund’s investments in securities of other industry-specific investment companies for purposes of calculating such

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Fund’s industry concentration, to the extent practicable . . .” Each Fund respectfully believes that its disclosure and monitoring procedures comply with applicable legal requirements, and are consistent with common industry practice. With respect to investments in unaffiliated underlying funds, the Funds do not have current access to the individual holdings of such funds in order to be able to apply a “look through” to effectively determine an unaffiliated fund’s industry concentration. Therefore, each Fund respectfully declines to revise the disclosure to indicate that it will look through to the investments of all underlying funds for purposes of testing industry concentration.

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Please do not hesitate to contact me at (202) 636-5806 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek, Esq.

cc:	Nicole DonVito, Esq.

David Blass, Esq.

Jessica Patrick, Esq.

Andy Madore, Esq.